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As filed with the Securities and Exchange Commission on October 4, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERNAP NETWORK SERVICES CORPORATION

(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	91-1896926 (I.R.S. Employer Identification Number)

601 Union Street, Suite 1000
Seattle, Washington 98101
(206) 441-8800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Anthony C. Naughtin
President and Chief Executive Officer
InterNAP Network Services Corporation
601 Union Street, Suite 1000
Seattle, Washington 98101
(206) 441-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher W. Wright, Esq.
Matthew D. Latimer, Esq.
Cooley Godward LLP
5200 Carillon Point
Kirkland, WA 98033-7355
(425) 893-7700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $.001 par value per share	8,908,110	$27	$240,518,970	$63,498

(1)
Determined in accordance with Rule 457(c) under the Securities Act of 1933, as amended, as the average of the high and low price of the common stock on the Nasdaq National Market on October 3, 2000.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
(October 4, 2000)

INTERNAP NETWORK SERVICES CORPORATION
8,908,110 Shares
COMMON STOCK

Selling Shareholders:

The selling shareholders identified in this prospectus are selling 8,908,110 shares of our common stock. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling shareholders.
Offering Price:

The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page 20.
Trading Market:

Our common stock trades on the Nasdaq National Market under the symbol INAP. On September 29, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $32.3125 per share.
Risks:	Investing in the common stock involves risks. See "Risk Factors" beginning on page 5.

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October  , 2000

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

    The InterNAP logo, InterNAP® and P-NAP® are registered trademarks of InterNAP. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

    The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 1999, our Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2000 and June 30, 2000 and our Current Reports on Forms 8-K filed in June 2000, as amended, and August 2000, as amended, for more information about our business and the risks involved in investing in our stock.

    Certain statements in this prospectus, including, without limitation, statements containing the words "believes," "anticipates," "estimates," "expects," and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described below and elsewhere in this prospectus, and in other documents we file with the Securities and Exchange Commission.

InterNAP Network Services Corporation

Overview

    InterNAP is a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Customers connected to one of our connectivity service points have their data optimally routed to and from destinations on the Internet in a manner that minimizes the use of congested public network access points and private peering points. These service points include P-NAP facilities and other points of presence on the Internet from which we provide connectivity services to our customers. This optimal routing of data traffic over the multiplicity of networks that comprise the Internet enables higher transmission speeds, lower instances of data loss and greater quality of service.

    We provide our high performance connectivity services through the deployment of P-NAP facilities, which are highly redundant network infrastructure facilities coupled with our patented routing technology. P-NAP facilities maintain high speed, dedicated connections to major global Internet networks, commonly referred to as backbones. To date, we have a total of 23 connectivity service points from which we service our customers, including 21 P-NAP facilities deployed in the Atlanta, Boston (two P-NAP facilities), Chicago, Dallas, Denver, Fremont, CA, Houston, Los Angeles, Miami, New York (two P-NAP facilities), Orange County, CA, Philadelphia, San Diego, San Francisco, San Jose, Seattle (three P-NAP facilities) and Washington D.C. metropolitan areas and two additional service points in San Jose and Dallas. In addition, we operate four collocation facilities in Boston, Houston, Jersey City and New York from which we currently do not offer InterNAP connectivity services. These collocation facilities are data centers in which our customers collocate their telecommunications equipment.

    Recently, we have expanded the scope of our services through the acquisition of CO Space, Inc., a leading collocation service provider, and VPNX.com, Inc., a developer of virtual private networking technology. With the acquisition of CO Space, Inc., we have enhanced our ability to accelerate the delivery of our high performance connectivity services to those customers with collocation requirements. With the acquisition of VPNX.com, Inc., we expect to enhance our ability to provide our customers with secure passage of critical information over the Internet.

    Our principle executive offices are located at Two Union Square, 601 Union Street, Suite 1000, Seattle, Washington 98101. Our telephone number is (206) 441-8800, and our website is located at www.internap.com. Information contained on our website is not a part of this prospectus.

Recent Acquisitions

    On June 20, 2000, we completed our acquisition of CO Space, Inc. We recorded the acquisition using the purchase method of accounting. The aggregate purchase price of the acquired company, plus related charges, was approximately $275.3 million and was comprised of the issuance of our common stock, cash and the assumption of liabilities. We issued approximately 6.9 million shares of common stock and assumed approximately 357,000 options to purchase common stock to effect the transaction. We have included the results of operations of CO Space, Inc. in our financial results since the closing date of the transaction.

    On July 31, 2000, we completed our acquisition of VPNX.com, Inc. We recorded the acquisition using the purchase method of accounting. The aggregate purchase price of the acquired company, plus related charges, was approximately $88 million and was comprised of the issuance of our common stock and the assumption of liabilities. We issued approximately 2.0 million shares of common stock and assumed approximately 279,000 options to purchase common stock to effect the transaction. We have included the results of operations of VPNX.com, Inc. in our financial results since the closing date of the transaction.

RISK FACTORS

    You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently think are immaterial also may impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be could be seriously harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

    We Have a History of Losses, Expect Future Losses and May Not Achieve or Sustain Annual Profitability.  We have incurred net losses in each quarterly and annual period since we began operations. We incurred net losses of $1.6 million, $7.0 million and $49.9 million for the years ended December 31, 1997, 1998 and 1999, respectively. Our net loss for the six months ended June 30, 2000 was $43.4 million. As of June 30, 2000, our accumulated deficit was $102.9 million. As a result of our expansion plans, we expect to incur net losses and negative cash flows from operations on a quarterly and annual basis for at least the next 24 months, and we may never become profitable.

    Our Limited Operating History Makes It Difficult to Evaluate Our Prospects.  The revenue and income potential of our business and market is unproven, and our limited operating history makes it difficult to evaluate our prospects. We have only been in existence since 1996, and our services are only offered in limited regions. Investors should consider and evaluate our prospects in light of the risks and difficulties frequently encountered by relatively new companies, particularly companies in the rapidly evolving Internet infrastructure and connectivity markets.

    Negative Movements in Our Quarterly Operating Results May Disappoint Analysts' Expectations, Which Could Have a Negative Impact on Our Stock Price.  Should our results of operations from quarter to quarter fail to meet the expectations of public market analysts and investors, our stock price could suffer. Any significant unanticipated shortfall of revenues or increase in expenses could negatively impact our expected quarterly results of operations should we be unable to make timely adjustments to compensate for them. Furthermore, a failure on our part to estimate accurately the timing or magnitude of particular anticipated revenues or expenses could also negatively impact our quarterly results of operations.

    Because our quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future, investors should not rely on the results of any past quarter or quarters as an indication of future performance in our business operations or stock price. For example, increases in our quarterly revenues for the quarters ended June 30, 1999, through June 30, 2000 have varied between 52% and 74%, and total operating costs and expenses, as a percentage of revenues, have fluctuated between 296% and 609%. Fluctuations in our quarterly operating results depend on a number of factors. Some of these factors are industry risks over which we have no control, including the introduction of new services by our competitors, fluctuations in the demand and sales cycle for our services, fluctuations in the market for qualified sales and other personnel, changes in the prices for Internet connectivity we pay backbone providers, our ability to obtain local loop connections to our service points at favorable prices, and integration of people, operations, products and technologies of acquired businesses.

    Other factors that may cause fluctuations in our quarterly operating results arise from strategic decisions we have made or will make with respect to the timing and magnitude of capital expenditures such as those associated with the deployment of additional service points and the terms of our Internet connectivity purchases. For example, our practice is to purchase Internet connectivity from backbone providers at new service points before customers are secured. We also have agreed to purchase Internet connectivity from some providers without regard to the amount we resell to our customers.

    We May Require Additional Capital in the Future and May Not Be Able to Secure Adequate Funds on Terms Acceptable to Us.  The expansion and development of our business will require significant capital, which we may be unable to obtain, to fund our capital expenditures and operations, including working capital needs. Our principal capital expenditures and lease payments include the purchase, lease and installation of network equipment such as routers, telecommunications equipment and other computer equipment as well as leasehold improvements. The timing and amount of our future capital requirements may vary significantly depending on numerous factors, including regulatory, technological, competitive and other developments in our industry. During the next 12 months, we expect to meet our cash requirements with existing cash, cash equivalents, short-term investments, sales of our services and use of credit facilities. However, our capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand our customer base, the rate of deployment of additional service points and collocation facilities and other factors. If our capital requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

    We may not be able to obtain future equity or debt financing on favorable terms, if at all. In addition, our credit agreement contains covenants restricting our ability to incur further indebtedness. Future borrowing instruments such as credit facilities and lease agreements are likely to contain similar or more restrictive covenants and will likely require us to pledge assets as security for borrowings thereunder. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business.

    If We Are Unable to Manage Complications That Arise During Deployment of New Service Points and Collocation Facilities, We May Not Succeed in Our Expansion Plans.  Any delay in the opening of new service points and collocation facilities would significantly harm our plans to expand our business. In our effort to deploy new service points and collocation facilities, we face various risks associated with significant construction projects, including identifying and locating service point and collocation facility sites, construction delays, cost estimation errors or overruns, delays in connecting with local exchanges, equipment and material delays or shortages, the inability to obtain necessary permits on a timely basis, if at all, and other factors, many of which are beyond our control and all of which could delay the deployment of a new service point or collocation facility. The deployment of new service points and collocation facilities, each of which takes approximately four to six months to complete, is a key element of our business strategy. In addition to our 23 existing facilities, we are planning to continue to deploy service points and collocation facilities across a wide range of geographic regions, including foreign countries. Although we conduct market research in a geographic area before deploying a service point or collocation facility, we do not enter into service contracts with customers prior to building a new service point or collocation facility.

    We Will Incur Additional Expense Associated with the Deployment of New Service Points and Collocation Facilities and May Be Unable to Effectively Integrate New Service Points and Collocation Facilities into Our Existing Network, Which Could Disrupt Our Service.  New service points and collocation facilities, if completed, will result in substantial new operating expenses, including expenses associated with hiring, training, retaining and managing new employees, provisioning capacity from backbone providers, purchasing new equipment, implementing new systems, leasing additional real estate and incurring additional depreciation expense. In addition, if we do not institute adequate financial and managerial controls, reporting systems, and procedures with which to operate multiple service points and collocation facilities in geographically dispersed locations, our operations will be significantly harmed.

    Because Our Revenues Depend Heavily on a Few Significant Customers, a Loss of One or More of These Significant Customers Could Reduce Our Revenues.  We currently derive a substantial portion of our total revenues from a limited number of customers, and the revenues from these customers may not continue. For the quarter ended June 30, 2000 revenues from our five largest customers represented approximately 17.4% of our total revenues. Typically, the agreements with our customers are based on our standard terms and conditions of service and generally have terms ranging from one year to three years. Revenues from these customers or from other customers that have accounted for a significant portion of our revenues in past periods, individually or as a group, may not continue. If such revenues do continue, they may not reach or exceed historical levels in any future period. In addition, we may not succeed in diversifying our customer base in future periods. Accordingly, we may continue to derive a significant portion of our revenues from a relatively small number of customers. Further, we have had limited experience with the renewal of contracts by customers whose initial service contract terms have been completed and these customers may not renew their contracts with us.

    If We Are Unable to Continue to Receive Cost-Effective Service from Our Backbone Providers, We May Not Be Able to Provide Our Internet Connectivity Services on Profitable Terms and These Backbone Providers May Not Continue to Provide Service to Us.  In delivering our services, we rely on Internet backbones, which are built and operated by others. In order to be able to provide optimal routing to our customers through our service points, we must purchase connections from several Internet backbone providers. There can be no assurance that these Internet backbone providers will continue to provide service to us on a cost-effective basis, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand. Furthermore, it is very unlikely that we could replace our Internet backbone providers on comparable terms.

    Currently, in each of our fully operational service points, we have connections to some combination of the following 11 backbone providers: AT&T, Cable & Wireless USA, Inc., Earthlink, Inc., Global Crossing Telecommunications, Inc., Genuity, Intermedia Communications Inc., PSINet, Inc., Qwest Communications International, Inc., Sprint Internet Services, UUNET, a MCI WorldCom Company, and Verio, Inc. (which was acquired by a subsidiary of NTT Communications Corporation in September 2000). We may be unable to maintain relationships with, or obtain necessary additional capacity from, these backbone providers. Furthermore, we may be unable to establish and maintain relationships with other backbone providers that may emerge or that are significant in geographic areas in which we locate our service points.

    Competition from More Established Competitors Who Have Greater Revenues Could Decrease Our Market Share.  The Internet connectivity services market is extremely competitive, and there are few substantial barriers to entry. We expect competition from existing competitors to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully in our market. Many of our existing competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may have several advantages over us as we seek to develop a greater market presence.

    Our competitors currently include backbone providers that provide connectivity services to us, including AT&T, Cable & Wireless USA, Earthlink, Global Crossing, Genuity, Intermedia, PSINet, Qwest Communications International, Sprint, UUNET and Verio, regional Bell operating companies which offer Internet access, and global, national and regional Internet service providers.

    In addition, if we are successful in implementing our international expansion, we expect to encounter additional competition from international Internet service providers as well as international telecommunications companies.

    Competition from New Competitors Could Decrease Our Market Share.  We also believe that new competitors will enter our market. Such new competitors could include computer hardware, software, media and other technology and telecommunications companies. A number of telecommunications companies and online service providers have announced plans to offer or expand their network services. For example, Genuity, PSINet and Verio (which was acquired by a subsidiary of NTT Communications

Corporation in September 2000) have expanded their Internet access products and services through acquisition. Further, the ability of some of these potential competitors to bundle other services and products with their network services could place us at a competitive disadvantage. Various companies are also exploring the possibility of providing, or are currently providing, high-speed data services using alternative delivery methods including the cable television infrastructure, direct broadcast satellites, wireless cable and wireless local loop. In addition, Internet backbone providers may make technological developments, such as improved router technology, that will enhance the quality of their services.

    Pricing Pressure Could Decrease Our Market Share.  Increased price competition or other competitive pressures could erode our market share. We currently charge, and expect to continue to charge, more for our Internet connectivity services than our competitors. For example, our current standard pricing is approximately 5% more than UUNET's current standard pricing and approximately 18% more than Sprint's current standard pricing. By bundling their services and reducing the overall cost of their solutions, telecommunications companies that compete with us may be able to provide customers with reduced communications costs in connection with their Internet connectivity services or private network services, thereby significantly increasing the pressure on us to decrease our prices. We may not be able to offset the effects of any such price reductions even with an increase in the number of our customers, higher revenues from enhanced services, cost reductions or otherwise. In addition, we believe that the Internet connectivity industry is likely to encounter consolidation in the future. Consolidation could result in increased pressure on us to decrease our prices.

    A Failure in Our Network Operations Center, Service Points or Computer Systems Would Cause a Significant Disruption in the Provision of Our Internet Connectivity Services.  Although we have taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. Our business depends on the efficient and uninterrupted operation of our network operations center, our service points and our computer and communications hardware systems and infrastructure. We currently have one network operations center located in Seattle, and we have 23 service points which are located in the Atlanta, Boston (two service points), Chicago, Dallas (two service points), Denver, Fremont, CA, Houston, Los Angeles, Miami, New York (two service points), Orange County, CA, Philadelphia, San Diego, San Francisco, San Jose (two service points), Seattle (three service points), and Washington, D.C. metropolitan areas. If we experience a problem at our network operations center, we may be unable to provide Internet connectivity services to our customers, provide customer service and support or monitor our network infrastructure or service points, any of which would seriously harm our business.

    Because We Have No Experience Operating Internationally, Our International Expansion May Be Limited.  Although we currently operate in 17 domestic metropolitan markets, a key component of our strategy is to expand into international markets. We have no experience operating internationally. We may not be able to adapt our services to international markets or market and sell these services to customers abroad. In addition to general risks associated with international business expansion, we face the following specific risks in our international business expansion plans:

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  difficulties in establishing and maintaining relationships with foreign backbone providers and local vendors, including co-location and local loop providers; and

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  difficulties in locating, building and deploying network operations centers, service points and collocation facilities in foreign countries, including in the United Kingdom and the Netherlands where we plan to deploy service points in 2000, and managing service points and network operations centers across disparate geographic areas.

    We may be unsuccessful in our efforts to address the risks associated with our currently proposed international operations, and our international sales growth may therefore be limited.

    Our Brand Is Relatively New, and Failure to Develop Brand Recognition Could Hurt Our Ability to Compete Effectively.  To successfully execute our strategy, we must strengthen our brand awareness. If we do not build our brand awareness, our ability to realize our strategic and financial objectives could be hurt. Many of our competitors have well-established brands associated with the provision of Internet connectivity services. To date, our market presence has been limited principally to the Atlanta, Boston, Chicago, Dallas, Denver, Fremont CA, Houston, Los Angeles, Miami, New York, Orange County, CA, Philadelphia, San Diego, San Francisco, San Jose, Seattle and Washington D.C. metropolitan areas. To date, we have attracted our existing customers primarily through a relatively small sales force and word of mouth. In order to build our brand awareness, we intend to increase our marketing efforts significantly, which may not be successful, and we must continue to provide high quality services. As part of our brand building efforts, we expect to increase our marketing budget substantially as well as our marketing activities, including advertising, tradeshows, direct response programs and new service point and collocation facility launch events.

    We Are Dependent upon Our Key Employees and May Be Unable to Attract or Retain Sufficient Numbers of Qualified Personnel.  Our future performance depends to a significant degree upon the continued contributions of our executive management team and key technical personnel. The loss of any member of our executive management team or a key technical employee, such as our Chief Executive Officer, Anthony Naughtin, our Chief Technology Officer, Christopher Wheeler, or our Chief Financial Officer, Paul McBride, could significantly harm us. Any of our officers or employees can terminate his or her relationship with us at any time. To the extent we are able to expand our operations and deploy additional service points and collocation facilities, our workforce will be required to grow. Accordingly, our future success depends on our ability to attract, hire, train and retain a substantial number of highly skilled management, technical, sales, marketing and customer support personnel. Competition for qualified employees is intense. Consequently, we may not be successful in attracting, hiring, training and retaining the people we need, which would seriously impede our ability to implement our business strategy.

    If We Are Not Able to Support Our Rapid Growth Effectively, Our Expansion Plans May Be Frustrated or May Fail.  Our inability to manage growth effectively would seriously harm our plans to expand our Internet connectivity services into new markets. Since the introduction of our Internet connectivity services, we have experienced a period of rapid growth and expansion, which has placed, and continues to place, a significant strain on all of our resources. For example, as of December 31, 1996 we had one operational service point and nine employees compared to 19 operational service points and 596 full-time employees as of June 30, 2000. In addition, we had $2.2 million in revenues for the three months ended June 30, 1999, compared to $13.6 million in revenues for the three months ended June 30, 2000. We expect our growth to continue to strain our management, operational and financial resources. For example, we may not be able to install adequate financial control systems in an efficient and timely manner, and our current or planned information systems, procedures and controls may be inadequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and our internal resources. Our plans to rapidly deploy additional service points and collocation facilities could place a significant strain on our management's time and resources.

    If We Fail to Adequately Protect Our Intellectual Property, We May Lose Rights to Some of Our Most Valuable Assets.  We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary technology. InterNAP, P-NAP and the InterNAP logo are trademarks of InterNAP which are registered in the United States. The United States Patent and Trademark Office, or USPTO, issued a patent in September 1999 relating to an initial patent application we filed on September 3, 1997. The patent is enforceable for a duration of 20 years from the date of filing, or until September 3, 2017. There can be no assurance that this patent or any future issued patent will provide significant proprietary protection or commercial advantage to us or that the USPTO will allow any additional or future claims. We have a second application pending and may file additional applications in the future. Additional claims that were included by amendment in our initial application have now been included in our second patent application. Our patent and patent applications relate to our P-NAP facility technology. In addition, we have filed a corresponding international patent application under the Patent Cooperation Treaty.

    It is possible that any patents that have been or may be issued to us could still be successfully challenged by third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents. Further, current and future competitors may independently develop similar technologies, duplicate our services and products or design around any patents that may be issued to us. In addition, effective patent protection may not be available in every country in which we intend to do business.

    In addition to patent protection, we believe the protection of our copyrightable materials, trademarks and trade secrets is important to our future success. We rely on a combination of laws, such as copyright, trademark and trade secret laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. In particular, we generally enter into confidentiality agreements with our employees and nondisclosure agreements with our customers and corporations with whom we have strategic relationships. In addition, we generally register our important trademarks with the USPTO to preserve their value and establish proof of our ownership and use of these trademarks. Any trademarks that may be issued to us may not provide significant proprietary protection or commercial advantage to us. Despite any precautions that we have taken, intellectual property laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technology.

    We May Face Litigation and Liability Due to Claims of Infringement of Third Party Intellectual Property Rights.  The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. Any claims that our services infringe or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to enter into royalty or licensing agreements, any of which could significantly harm our operating results. In addition, in our customer agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringement of patents, trademarks or copyrights of third parties. If a claim against us were to be successful and we were not able to obtain a license to the relevant or a substitute technology on acceptable terms or redesign our products to avoid infringement, our ability to compete successfully in our competitive market would be impaired.

    Because We Depend on Third Party Suppliers for Key Components of Our Network Infrastructure, Failures of These Suppliers to Deliver Their Components as Agreed Could Hinder Our Ability to Provide Our Services on a Competitive and Timely Basis.  Any failure to obtain required products or services from third party suppliers on a timely basis and at an acceptable cost would affect our ability to provide our Internet connectivity services on a competitive and timely basis. We are dependent on other companies to supply various key components of our infrastructure, including the local loops between our service points and our Internet backbone providers and between our service points and our customers' networks. In addition, the routers and switches used in our network infrastructure are currently supplied by a limited number of vendors, including Cisco Systems, Inc. Additional sources of these services and products may not be available in the future on satisfactory terms, if at all. We purchase these services and products pursuant to purchase orders placed from time to time. Furthermore, we do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our vendors. We have in the past experienced delays in installation of services and receiving shipments of equipment purchased. To date, these delays have neither been material nor have adversely affected us, but these delays could affect our ability to deploy service points in the future on a timely basis. If Cisco Systems does not provide us with our routers, or if our limited source suppliers fail to provide products or services that comply with evolving Internet and telecommunications standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet our customer service commitments.

    We Have Acquired and Expect to Acquire Other Businesses, and these Acquisitions Involve Numerous Risks.  We recently completed two significant business acquisitions. In June and July 2000, we acquired CO Space, Inc. and VPNX.com, Inc., respectively, in merger transactions. We expect to engage in additional acquisitions in the future in order to, among other things, enhance our existing services and enlarge our customer base. Acquisitions involve a number of risks that could potentially, but not exclusively, include the following:

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  difficulties in integrating the operations, personnel, technologies, products and services of the acquired companies in a timely and efficient manner;

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  diversion of management's attention from normal daily operations;

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  insufficient revenues to offset significant unforeseen costs and increased expenses associated with the acquisitions;

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  difficulties in completing projects associated with in-process research and development being conducted by the acquired businesses;

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  risks associated with our entrance into markets in which we have little or no prior experience and where competitors have a stronger market presence;

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  deferral of purchasing decisions by current and potential customers as they evaluate the likelihood of success of the acquisitions;

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  difficulties in pursuing relationships with potential strategic partners who may view the combined company as a more direct competitor than our predecessor entities taken independently;

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  issuance by us of equity securities that would dilute ownership of existing shareholders;

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  incurrence of significant debt, contingent liabilities and amortization expenses; and

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  loss of key employees of the acquired companies.

    Acquiring high-technology businesses as a means of achieving growth is inherently risky. To meet these risks, we must maintain our ability to manage effectively any growth that results from using these means. Failure to manage effectively our growth through mergers and acquisitions, could harm our business and operating results.

Risks Related To Our Industry

    Because the Demand for Our Services Depends on Continued Growth in Use of the Internet, a Slowing of This Growth Could Harm the Development of the Demand for Our Services.  Critical issues concerning the commercial use of the Internet remain unresolved and may hinder the growth of Internet use, especially in the business market we target. Despite growing interest in the varied commercial uses of the Internet, many businesses have been deterred from purchasing Internet connectivity services for a number of reasons, including inconsistent or unreliable quality of service, lack of availability of cost-effective, high-speed options, a limited number of local access points for corporate users, inability to integrate business applications on the Internet, the need to deal with multiple and frequently incompatible vendors and a lack of tools to simplify Internet access and use. Capacity constraints caused by growth in the use of the Internet may, if left unresolved, impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Further, the adoption of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires an understanding and acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing personnel and infrastructure obsolete. The failure of the market for business related Internet solutions to further develop could cause our revenues to grow more slowly than anticipated and reduce the demand for our services.

    Because the Internet Connectivity Market Is New and Our Viability Is Uncertain, There Is a Risk Our Services May Not Be Accepted.  We face the risk that the market for high performance Internet connectivity services might fail to develop, or develop more slowly than expected, or that our services may not achieve widespread market acceptance. This market has only recently begun to develop, is evolving rapidly and likely will be characterized by an increasing number of entrants. There is significant uncertainty as to whether this market ultimately will prove to be viable or, if it becomes viable, that it will grow. Furthermore, we may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers. We typically charge more for our services than do our competitors, which may affect market acceptance of our services. Finally, if the Internet becomes subject to a form of central management, or if the Internet backbone providers establish an economic settlement arrangement regarding the exchange of traffic between backbones, the problems of congestion, latency and data loss addressed by our Internet connectivity services could be largely resolved and our core business rendered obsolete.

    If We Are Unable to Respond Effectively and on a Timely Basis to Rapid Technological Change, We May Lose or Fail to Establish a Competitive Advantage in Our Market.  The Internet connectivity industry is characterized by rapidly changing technology, industry standards, customer needs and competition, as well as by frequent new product and service introductions. We may be unable to successfully use or develop new technologies, adapt our network infrastructure to changing customer requirements and industry standards, introduce new services or enhance our existing services on a timely basis. Furthermore, new technologies or enhancements that we use or develop may not gain market acceptance. Our pursuit of necessary technological advances may require substantial time and expense, and we may be unable to successfully adapt our network and services to alternate access devices and technologies.

    If our services do not continue to be compatible and interoperable with products and architectures offered by other industry members, our ability to compete could be impaired. Our ability to compete successfully is dependent, in part, upon the continued compatibility and interoperability of our services with products and architectures offered by various other industry participants. Although we intend to support emerging standards in the market for Internet connectivity, there can be no assurance that we will be able to conform to new standards in a timely fashion, if at all, or maintain a competitive position in the market.

    New Technologies Could Displace Our Services or Render Them Obsolete.  New technologies and industry standards have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies or industry standards could render our existing services obsolete and unmarketable. For example, our services rely on the continued widespread commercial use of the set of protocols, services and applications for linking computers known as Transmission Control Protocol/ Internetwork Protocol, or TCP/IP. Alternative sets of protocols, services and applications for linking computers could emerge and become widely adopted. A resulting reduction in the use of TCP/IP could render our services obsolete and unmarketable. Our failure to anticipate the prevailing standard or the failure of a common standard to emerge could hurt our business. Further, we anticipate the introduction of other new technologies, such as telephone and facsimile capabilities, private networks, multimedia document distribution and transmission of audio and video feeds, requiring broadband access to the Internet, but there can be no assurance that such technologies will create opportunities for us.

    Service Interruptions Caused by System Failures Could Harm Customer Relations, Expose Us to Liability and Increase Our Capital Costs.  Interruptions in service to our customers could harm our customer relations, expose us to potential lawsuits and require us to spend more money adding redundant facilities. Our operations depend upon our ability to protect our customers' data and equipment, our equipment and our network infrastructure, including our connections to our backbone providers, against damage from human error or "acts of God." Even if we take precautions, the occurrence of a natural disaster or other unanticipated problem could result in interruptions in the services we provide to our customers.

    Capacity Constraints Could Cause Service Interruptions and Harm Customer Relations.  Failure of the backbone providers and other Internet infrastructure companies to continue to grow in an orderly manner could result in capacity constraints leading to service interruptions to our customers. Although the national telecommunications networks and Internet infrastructures have historically developed in an orderly manner, there is no guarantee that this orderly growth will continue as more services, users and equipment connect to the networks. Failure by our telecommunications and Internet service providers to provide us with the data communications capacity we require could cause service interruptions.

    Our Network and Software Are Vulnerable to Security Breaches and Similar Threats Which Could Result in Our Liability for Damages and Harm Our Reputation.  Despite the implementation of network security measures, the core of our network infrastructure is vulnerable to computer viruses, break-ins, network attacks and similar disruptive problems. This could result in our liability for damages, and our reputation could suffer, thereby deterring potential customers from working with us. Security problems caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers.

    Although we intend to continue to implement industry-standard security measures, in the past some of these industry-standard measures have occasionally been circumvented by third parties, although not in our system. Therefore, there can be no assurance that the measures we implement will not be circumvented. The costs and resources required to eliminate computer viruses and alleviate other security problems may result in interruptions, delays or cessation of service to our customers, which could hurt our business.

    Should the Government Modify or Increase Our Regulation of the Internet, the Provision of Our Services Could Become More Costly.  There is currently only a small body of laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, international, federal, state and local governments may adopt laws and regulations, which affect the Internet. The nature of any new laws and regulations and the manner in which existing and new laws and regulations may be interpreted and enforced cannot be fully determined. The adoption of any future laws or regulations might decrease the growth of the Internet, decrease demand for our services, impose taxes or other costly technical requirements or otherwise increase the cost of doing business on the Internet or in some other manner have a significantly harmful effect on us or our customers. The government may also seek to regulate some segments of our activities as it has with basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling shareholders.

SELLING SHAREHOLDERS

    In connection with our acquisition of CO Space, Inc. and VPNX.com, Inc., consummated in June and July 2000, respectively, we issued to all of the selling shareholders shares of our common stock, and we agreed to register a number of shares of the common stock for resale. We also agreed to use reasonable efforts to keep the registration statement effective until the earliest of the date the shares of common stock offered under this prospectus have been sold to the public or the date one year from the closing date of each respective transaction. Our registration of the shares of common stock does not necessarily mean the selling shareholders will sell all or any of the shares.

    The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of August 31, 2000 by each selling shareholder.

    The information provided in the table below with respect to each selling shareholder has been obtained from that selling shareholder. Except as otherwise disclosed below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling shareholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling shareholders after this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

    The number of shares beneficially owned by each selling shareholder is determined under Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1933, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated, and subject to community property laws where applicable and the limitations discussed in this "Selling Shareholders" section, the persons named have sole voting and investment power with respect to all shares shown as beneficially owned by them. None of the share amounts set forth below represents more than 1% of our outstanding stock as of August 31, 2000, adjusted as required by rules promulgated by the SEC and based on 147,836,390 shares of common stock outstanding as of August 31, 2000.

Name of Selling Shareholder	Number		Shares Being Offered
2000 Exchange Place Fund, LLC	2,307		2,307
A.G. Edwards & Sons Custodian for Jamie McAndrews IRA	9,795		9,795
AEW Partners III, L.P.	1,306,027		1,306,027
Alan M. Leventhal	600		600
Alta Comm S By S, LLC	10,881	(1)	10,881
Alta Communications VI, L.P	477,999	(2)	477,999
Alta Communications VII, L.P.	816,168	(3)	816,168
Alta VII Associates, LLC	980		980

Catherine A. Davies Former Vice President, Treasurer and Director of CO Space, Inc.	637,913	(4)	9,796
Centennial Entrepreneurs Fund VI, L.P.	12,244		12,244
Centennial Fund VI, L.P.	489,760		489,760
Centennial Holdings I, LLC	9,795		9,795
CO Space Voting, Inc.	1,304,826		1,304,826
David E. Nilson	3,313		2,449
David Watson	1,153		1,153
Davies Family 2000 Trust dated as of April 3, 2000	24,488		24,488
Diogo Teixeria	12,801		12,244
Donato A. DeNovellis Former Vice President and CFO of CO Space, Inc.	42,854		42,854
Elizabeth Houlihan Former Vice President and COO of CO Space, Inc.	42,854		42,854
G. Gabriel Cole Former President and Director of CO Space, Inc.	690,561	(5)	25,712
G. Gabriel Cole 2000 Irrevocable Trust dated as of April 3, 2000	48,976		48,976
Gilbert Menna	1,153		1,153
Glen Bayless	2,041		2,041
Hannah Evans	26,937	(6)	13,468
Henry G. Irwig	7,347		7,347
James Berets Former Vice President of Product Management of CO Space, Inc.	14,693	(7)	2,939
James P. Hynes Former Director of CO Space, Inc.	33,059		33,059
Jeffrey D. Brown	1,469		1,469
John Halsted Former Director of CO Space, Inc.	15,305		15,305
John F. Kennedy	43,344	(8)	18,856
Justin Perreault	6,979		6,979
Kennedy & Rossi Technology Builders, Inc.	24,488		24,488
Latona COS Investment LLC	489,760		489,760
Linda M. Cole 2000 Irrevocable Trust dated as of April 3, 2000 Former Vice President, Secretary and Director of CO Space, Inc.	110,196	(9)	36,732
Lionel P. Fortin	600		600
Nicholas F. Kourtis Former Secretary of CO Space, Inc.	36,732		36,732
Norwest Venture Partners VII, LP	511,799		511,799

Robert McKenzie Former Director of CO Space, Inc.	26,937	(6)	13,469
Robert Perriello	8,775		8,775
RTE Holdings, LLC	628,117		628,117
Silicon Valley Bank	4,501		4,501
Steven Gunderson Former Vice President of Sales of CO Space, Inc.	61,220		61,220
Telecom Investors LLC	55,503	(10)	55,503
Thomas Ragno	4,286		4,286
Warren L. Harkness	2,449		2,449
William A. Jandovitz Former CEO and Director of CO Space, Inc.	244,880		244,880
William A. Morash	3,183		3,183
Audrey MacLean and Michael M. Clair, as trustees, or their successors, Audrey MacLean & Michael M. Clair Trust Agreement UAD 12/1/90 Former Director of VPNX.com, Inc.	25,833		25,833
Brendan Joseph Cassin and Isabel B. Cassin, Trustees of the Cassin Family Trust U/D/T dated 1/31/96	8,661		8,661
Dixon and Carol Doll Family Trust	881,101	(11)	2,165
Donald L. Lucas Trustee for Donald L. Lucas & Lygia S. Lucas Trust DTD 12/3/84 Former Director of VPNX.com, Inc.	29,977		29,977
Douglas F. Whitman and Quintilla S. Whitman, Trustees of the Whitman Family Revocable Trust, DTD January 22, 1998	3,711	(12)	2,598
Phillip Dunkelberger	1,286		1,286
Elizabeth Watson Pike Trust	32,533		32,533
Jeffrey Erwin Former Director of VPNX.com, Inc.	16,829		16,829
Gerdes-Huff Investments	4,330		4,330
Robert C. Harris Jr.	4,330		4,330
Gretchen Knoell	2,165		2,165
Andrew Krcik	278		278
Logan Marler Pike Trust	32,533		32,533
Bret Maxwell	2,598		2,598
Mayfield Associate Fund III	476,388	(13)	23,819
Mayfield VIII	476,388		452,569
Jerrold F. Petruzzelli Former Secretary of VPNX.com, Inc.	100,059	(14)	88,594
Michael Victor Petruzzelli Trust	7,789		7,789
Francesca Catherine Petruzzelli Trust	7,353		7,353

Tyrone F. Pike Former President, CEO and Director of VPNX.com, Inc. Currently is Vice President of VPN Services of InterNAP Network Services Corporation	1,109,626	(15)	1,037,207
Tyrone and Bettina Pike 1999 Joint Issue Trust	3,676		3,676
Michael J. Price	9,690		9,690
Noel P. Rahn	4,330		4,330
Richard M. Lucas Foundation	10,826		10,826
The Roger Wayne Roberts Revocable Trust UAD 10/28/98, Roger Roberts TTEE	4,330		4,330
RWI Group II, LP	59,182		59,182
Sand Hill Financial Company	21,653		21,653
Santa Clara University	2,598		2,598
Semir D. Sirazi	4,330		4,330
R. David Spreng	4,330		4,330
Telos Venture Partners	98,542		98,542
Mark B. Templeton	1,103		1,103
Teton Capital Company	19,055		19,055

(1)
Alta Comm S By S, LLC may transfer to the following potential transferees up to the following number of shares:

  BA Ventures 300; Craig L. Burr 1,499; Craig L. Burr 1986 Children's Trust 1,499; Jean Deleage 899; Deleage Children's Trust 899; William P. Egan 1,499; William P. Egan 1986 Children's Trust 1,499; Jonathan A. Flint 300; Garrett Gruener 74; Trust U/A 3/21/72 FBO Geoffrey Hoguet 300; Gwendoline Hoguet Trust FBO Nancy Tilghman 300; Daniel Janney 90; Beta Partners PST FBO Frank Kenny 224; Kingsley Pension Trust 75; Le Serre150; Peter Looram 600; Eileen McCarthy 75; James Francis Kenny IRA Rollover 224; Brian McNeill 300; Guy Nohra 75.

(2)
Alta Communications VI, L.P. may transfer to the following potential transferees up to the following number of shares:

  Alta Communications VI Management Partners, L.P. 4,780; Bob Benbow 55; Tim Dibble 1,076; Bill Egan 191; Brian McNeill 1,076; Eileen McCarthy 119; David Retik 119; Burr Family Investment Company II, LLC 239; Egan Family Investment Company, LLC 884; The Benbow Living Trust 1,021; BancBoston Investments Inc. 29,974; Beton Limited Partnership 1,499; Theodore A. Bosler Trust 450; Brown, Nietert & Kaufman, Chartered Retirement Plan 450; California Public Employees' Retirement System 89,922; California State Teachers' Retirement System 59,949; Brian Eric Cobb 374; Continental Investments Corporation, LLC 1,499; S. David Ellenbogen & Elaine Ellenbogen 300; Endowment Venture Partners II 26,977; Elliot B. and Pascale V. Evers Revocable Trust 450; Finova Capital Corporation 14,987; Fox Venture Partners, L.P. 14,987; Peter Scott Handy 899; Harvard Private Capital Holdings, Inc. 29,974; HB-PGGM Fund I, L.P. 5,994; Nationsbank F/B/O Laura Hoblitzelle 899; Horsley Bridge Fund IV, L.P. 29,974; P H Investments LLC 749; Northern Trust for Illinois Municipal Retirement Fund 14,987; Robert M. Johnson 450; KJM Florida Trust 749; Leeway & Co. 23,209; Lucent Technologies, Inc. Maser Trust 36,740; John A. Macleod, II Revocable Trust 749; Edward J. McCarthy 600; State Treasurer of the State of Michigan 44,961; The Mueller Family Trust 300; Timothy P. Neher 749; University of Notre Dame Du Lac 11,990; Horsley Bridge Retirement F/B/O Duane Phillips 300;

  James A. Queen 300; John C. and Anne T. Shapleigh, Joint Tenants 300; William J. Steding 300; Monica L. Stevenson and John R. Freeman 749; James Henry Sturges 300; Max E. Thornhill 300; Utah Retirement Systems 23,979; Robert M. Van Degna 300; Franklin G. Weary III Trust 300; Rodney A. Weary Revocable Trust 300.

(3)
Alta Communications VII, L.P. may transfer to the following potential transferees up to the following number of shares:

  Alta Communications VII Managers, LLC 8,162; Robert F. Benbow 306; Timothy L. Dibble 2,092; Brian McNeill 2,092; William P. Egan 102; Eileen McCarthy 306; David E. Retik 408; William P. Egan 1998 Trust 1,122; Benbow Investments, L.P. 1,309; The Benbow Living Trust 221; Robert Emmert 102; Phil Thompson 102; Abbott Capital Private Equity Fund II 24,039; Alaska State Pension Investment 36,058; B N K Group 451; BancBoston Investments Inc. 30,049; Fred Berkowitz 150; Beton Limited Partnership 751; Boston University 6,010; California Public Employees' Retirement System 150,245; California State Teachers' Retirement System 90,146; Brian Eric Cobb 451; Endowment Venture Partners III 36,058; Elliott B. Pascalle V. Evers Revocable Trust 1,202; Finova Capital Corporation 15,024; Flag Venture Partners II, L.P. 30,049; Fleet Equity Partners VII, L.P. 676; Fleet Growth Resources, Inc. 14,348; Alfred J. Giuffrida 300; Peter Scott Handy 901; Harvard Management Private Equity Corporation 60,099; Laura Hoblitzelle Trust under Will 901; HB-PGGM Fund II, L.P. 7,512; Horsley Bridge Fund V, L.P. 37,561; The S. P. and G. C. Horsley Family Revocable Trust 751; Horsley Bridge Retirement F/B/O Duane Phillips 300; Horsley Bridge Retirement F/B/O N. Dan Reeve 150; Northern Trust for Illinois Municipal Retirement Fund 15,024; Robert M. Johnson 601; Leeway & Co. 29,082; Los Angeles Fire & Police Pension Fund 15,024; Lucent Technologies Master Pension Trust 46,039; Robert P. May 300; Edward J. McCarthy 601; State Treasurer of the State of Michigan 60,099; Millennial Fund 300; Mohawk River Fund, L.P. 30,049; Timothy P. Neher 3,004; Norwest Equity Capital LLC 15,024; University of Notre Dame Du Lac 18,029; Private Equity Portfolio Fund, LLC 15,024; Kevin E. Somerville 300; Tucker Anthony Private Equity Fund, L.P. 15,024; Robert M. Van Degna 300.

(4)
Ms. Davies is a member of RTE Holdings LLC.

(5)
Mr. Cole is Trustee of the Linda M. Cole 2000 Irrevocable Trust and is a member of RTE Holdings LLC.

(6)
Consists of 13,468 shares held by Hannah Evans and 13,469 shares held by Robert McKenzie.

(7)
Includes 11,754 shares issuable on exercise of outstanding options exercisable within 60 days of August 31, 2000.

(8)
Mr. Kennedy is a Principal of Kennedy & Rossi Technology Builders, Inc.

(9)
Ms. Cole is Trustee of the G. Gabriel Cole 2000 Irrevocable Trust and Trustee of the Davies Family 2000 Trust.

(10)
Telecom Investors LLC may transfer to the following potential transferees up to the following number of shares:

  David M. Abromowitz 1,632; Steven R. Astrove 1,632; Mark D. Balk 1,223; Timothy B. Bancroft 3,264; Thomas P. Bloch 1,632; Harry S. Dannenberg 1,632; Steven P. Eichel 1,632; Jack A. Eiferman and Fern Fisher 1,223; Matthew E. Epstein 2,447; Lester J. Fagen 4,896; Barry D. Green 1,632; Michael A. Hammer 1,632; Phillip A. Herman and Linda S. Herman 1,632; Jordan P. Krasnow 2,447; Raymond M. Kwasnick 3,264; James H. Lerner 1,632; Richard A. Marks 4,081; Michael J. Moran 1,632; Alan W. Rottenberg 1,223; Eli Rubenstein 1,223; Kitt Sawitsky 2,447; Steven Schwartz 1,223; Joel B. Sherman 1,223; Donald L. Shulman 2,447; Marvin Sparrow 1,632; Harold Stahler 1,632; Richard W. Talkov and Susan P. Davies, JWROS 1,632; James F. Wallack 1,632;

(11)
Mr. Doll is managing member of Doll Technology Investment Fund, Doll Technology Side Fund and Doll Technology Affiliates Fund.

(12)
1,113 shares are held by Quintilla S. Whitman.

(13)
Kevin A. Fong, former member of the Board of Directors of VPNX.com, Inc. is a Managing Member of Mayfield VIII Management L.L.C. which is General Partner of Mayfield VIII and Mayfield Associates Fund III. Mr. Fong has voting and dispositive power over the shares which are, or may be, deemed to be beneficially owned by Mayfield VIII and Mayfield Associates Fund III, but disclaim such beneficial ownership.

(14)
Mr. Petruzzelli is Trustee of the Michael Victor Petruzzelli Trust and Co-Trustee of the Tyrone and Bettina Pike 1999 Joint Issue Trust.

(15)
Mr. Pike is Trustee of the Elizabeth Watson Pike Trust, the Logan Marler Pike Trust and the Francesca C. Petruzzelli Trust.

PLAN OF DISTRIBUTION

    The shares of common stock may be sold from time to time by the selling shareholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling shareholders" includes distributees, donees, pledgees, transferees and other successors in interest selling shares received from a selling shareholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. Upon our being notified by a selling shareholder that a distributee, donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, we will file a supplement to this prospectus. The selling shareholders may offer their shares of common stock in one or more of the following transactions:

  •
  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

  •
  in the over-the-counter market;

  •
  in private transactions;

  •
  through options;

  •
  by pledge to secure debts and other obligations; or

  •
  a combination of any of the above transactions.

    If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

    The selling shareholders have agreed pursuant to lock-up agreements that they will not sell, grant an option with respect to, transfer, distribute or dispose of fifty percent of the shares being offered by each selling shareholder by this prospectus until the expiration of these lock-up agreements on February 1, 2001 (in the case of those selling shareholders who were granted registration rights in connection with our acquisition of CO Space, Inc.) and April 1, 2001 (in the case of those selling shareholders who were granted registration rights in connection with our acquisition of VPNX.com, Inc.). Also, the selling shareholders have delivered ten percent of the shares being offered by each selling shareholder by this prospectus into an escrow account pursuant to escrow agreements that expire within five days after June 20, 2001 (in the case of those selling shareholders who were granted registration rights in connection with our acquisition of CO Space, Inc.) and July 31, 2001 (in the case of those selling shareholders who were granted registration rights in connection with our acquisition of VPNX.com, Inc.). InterNAP has the right to acquire the shares held in escrow only under certain circumstances, related to the breach of representations, warranties and covenants, described in these escrow agreements and in the merger and reorganization agreements executed in connection with our acquisition of CO Space, Inc. and VPNX.com, Inc. We have included all of these agreements as exhibits to reports we have filed with the SEC, as described below, and we incorporate these documents herein by reference.

    The selling shareholders may from time to time directly sell the shares of common stock described in this prospectus. Alternatively, the selling shareholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling shareholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act of 1933.

    Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholders may not sell all of the shares they hold. The selling shareholders may transfer, devise or gift such shares by other means not described in this prospectus.

    To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

    Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling shareholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling shareholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

    We will pay all expenses of this registration, estimated at approximately $85,000. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act, with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings included in the registration statement. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents or provisions of any contract or other document referred to in this prospectus are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, with each statement being qualified in all respects by the reference to a document or contract.

    We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements, the registration statement of which this prospectus is a part and other information at the office of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the SEC's regional offices located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of these documents may be obtained from these offices upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1 800-SEC-0330. In addition, these documents and other filings made with the SEC through its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system are publicly available through the SEC's Web site on the Internet's World Wide Web, located at http://www.sec.gov. We filed with the SEC through EDGAR the registration statement of which this prospectus is a part, including all exhibits and amendments to the registration statement.

    The SEC allows us to "incorporate by reference" information we file with them, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the

SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

  •
  Annual Report on Form 10-K for the year ended December 31, 1999;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

  •
  Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

  •
  Current Report on Form 8-K, filed June 29, 2000 and amended on Form 8-K/A, filed September 5, 2000;

  •
  Current Report on Form 8-K, filed August 14, 2000, and amended on Form 8-K/A, filed October 4, 2000; and

  •
  The description of the common stock contained in our Registration Statement on Form 8-A, filed on October 4, 1999.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

InterNAP Network Services Corporation
Two Union Square
601 Union Street, Suite 1000
Seattle, Washington 98101
(206) 441-8800
Attn: Chief Financial Officer

LEGAL MATTERS

    For purposes of this offering, Cooley Godward LLP, Kirkland, Washington, is giving an opinion as to the validity of the common stock offered by this prospectus. An investment partnership of Cooley Godward attorneys beneficially owns an aggregate 70,186 shares of our common stock. Cooley Godward attorneys beneficially own approximately 5,200 shares of our common stock.

EXPERTS

    The financial statements and financial statement schedules incorporated into this prospectus by reference to the Annual Report on Form 10-K of InterNAP Network Services Corporation for the year ended December 31, 1999 and the audited historical financial statements of CO Space, Inc., included as Exhibit 99.3 to InterNAP's Current Report on Form 8-K/A filed September 5, 2000 have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    Ernst & Young LLP, independent auditors, have audited VPNX.com, Inc.'s financial statements included in InterNAP Network Services Corporation's Form 8-K/A filed October 4, 2000, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the ability of VPNX.com, Inc. to continue as a going concern as described in Note 1 to the financial statements) which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following table sets forth the costs and expenses payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$64,673
Printing and engraving costs	5,000
Legal fees and expenses	10,000
Accounting fees and expenses	35,000
Miscellaneous expenses	5,327

Total	$120,000

Item 15. Indemnification of Directors and Officers

    Sections 23B.08.500 through 23.B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The directors and officers of InterNAP also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by InterNAP for such purpose.

    Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Section 5 of InterNAP's Amended and Restated Articles of Incorporation, as amended by Articles of Amendment, contain provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to InterNAP and its shareholders.

    InterNAP has entered into certain indemnification agreements with its directors and certain of its officers. The indemnification agreements provide InterNAP's directors and certain of its officers with indemnification to the maximum extent permitted by the WBCA.

Item 16. Exhibits

Exhibit Number		Description
4.1	*	Specimen Common Stock Certificate.
5.1		Opinion of Cooley Godward LLP.
23.1		Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.2		Consent of Ernst & Young LLP, Independent Auditors.
23.3		Consent of Counsel (included in Exhibit 5.1).
24.1		Power of Attorney (contained on signature page).

*
Incorporated by reference to the Company's Registration Statement on Form S-1, as amended (File No. 333-95503), declared effective by the SEC on April 6, 2000.

Item 17. Undertakings

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

    Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions referred in Item 15 of this registration statement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereinto duly authorized, in the City of Seattle, State of Washington, on the 4th day of October, 2000.

INTERNAP NETWORK SERVICES CORPORATION
By:	/s/ ANTHONY C. NAUGHTIN Anthony C. Naughtin Chief Executive Officer and President

    Each person whose individual signature appears below hereby authorizes and appoints Anthony C. Naughtin and Paul E. McBride, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this registration statement, including any and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANTHONY C. NAUGHTIN Anthony C. Naughtin	Chief Executive Officer and President (Principal Executive Officer)	October 4, 2000
/s/ PAUL E. MCBRIDE Paul E. McBride	Chief Financial Officer and Vice President of Finance (Principal Finance and Accounting Officer)	October 4, 2000
/s/ EUGENE EIDENBERG Eugene Eidenberg	Chairman of the Board	October 4, 2000
/s/ WILLIAM J. HARDING William J. Harding	Director	October 4, 2000
/s/ FREDRIC W. HARMAN Fredric W. Harman	Director	October 4, 2000
/s/ KEVIN L. OBER Kevin L. Ober	Director	October 4, 2000
/s/ ROBERT D. SHURTLEFF, JR. Robert D. Shurtleff, Jr.	Director	October 4, 2000

EXHIBIT INDEX

Exhibit Number		Description
4.1	*	Specimen Common Stock Certificate.
5.1		Opinion of Cooley Godward LLP.
23.1		Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.2		Consent of Ernst & Young LLP, Independent Auditors.
23.3		Consent of Counsel (included in Exhibit 5.1).
24.1		Power of Attorney (contained on signature page).

*
Incorporated by reference to the Company's Registration Statement on Form S-1, as amended (File No. 333-95503), declared effective by the SEC on April 6, 2000.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
InterNAP Network Services Corporation
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX